As filed with the Securities and Exchange Commission on December 13, 2007.
Registration No. 333- 135540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-1
ON
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WILLBROS GROUP, INC.
(Exact name of registrant as specified in its charter)

Republic of Panama (State or other jurisdiction of incorporation or organization)	98-0160660 (I.R.S. Employer Identification Number)

Plaza 2000 Building
50th Street, 8th Floor
P.O. Box 0816-01098
Panama, Republic of Panama
Telephone No.: +50-7-213-0947
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert R. Harl
President and Chief Executive Officer
Willbros Group, Inc.
c/o Willbros USA, Inc.
4400 Post Oak Parkway,
Suite 1000
Houston, Texas 77027
(713) 403-8000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

WITH COPIES TO:
Robert J. Melgaard, Esq.
Mark D. Berman, Esq.
Conner & Winters, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172
(918) 586-5711
(918) 586-8548 (Facsimile)

          Approximate date of commencement of proposed sale of the securities to the public: From time to time, at the discretion of the selling stockholders, after this Registration Statement becomes effective.
          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Post-Effective Amendment No. 2 to Form S-1 on Form S-3 is being filed to convert the Registrant’s registration statement on Form S-1 (No. 333- 135540) into a registration statement on Form S-3. The Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 13, 2007

6,468,620
SHARES
WILLBROS GROUP, INC.
COMMON STOCK

          This prospectus relates to shares of common stock that may be sold by the selling stockholders identified in this prospectus. The selling stockholders, or their transferees, pledgees, donees or other successors in interest, may sell their shares of common stock by the methods described under “Plan of Distribution.” The shares of common stock being registered for resale consist of shares of common stock issued or issuable upon the conversion of convertible notes sold in a private placement completed on March 23, 2006, which private placement is more fully described under the heading “Willbros Group, Inc.—Convertible Notes.”
          We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.
          Our common stock is listed on the New York Stock Exchange under the symbol “WG.” On December 12, 2007, the last reported sales price for our common stock was $37.10.
          There are significant risks associated with an investment in our securities. See “Risk Factors” beginning on page 4.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                         ,

          You should rely only on the information contained in or specifically incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or incorporated by reference into this prospectus may only be accurate on the date of those documents.
          Unless the context otherwise requires, all references in this prospectus to “Willbros,” the “Company,” “we,” “us” and “our” refer to Willbros Group, Inc., its consolidated subsidiaries and their predecessors.

WILLBROS GROUP, INC.
Our Business
          We are a provider of services primarily to the high growth global energy infrastructure market. In particular, we are a leading service provider to the hydrocarbon pipeline market, having performed work in 59 countries and constructed over 200,000 kilometers of pipelines, which we believe positions us in the top tier of pipeline contractors in the world. We offer a wide range of services to our customers, including engineering, project management, construction services and specialty services, such as operations and maintenance, each of which we offer discretely or in combination as a fully integrated offering.
          We offer clients full asset lifecycle services and in some cases we provide the entire scope of services for a project, from front-end engineering and design through project construction, commissioning and ongoing facility operations and maintenance. While our capabilities extend from upstream sources to downstream distribution, our primary end market is the global onshore midstream energy market. In North America, where we currently have over 90 percent of our backlog, our projects include major cross-country and intrastate pipelines that transport natural gas, crude oil and petroleum products; gas gathering systems; gas processing systems; oil and gas production facilities; and modular processing facilities. The balance of our backlog is for projects providing similar services in select overseas locations. Now in our one hundredth year, we serve major natural gas, petroleum and power companies and government entities worldwide.
          On November 20, 2007, we acquired all of the outstanding equity interests of Integrated Service Company LLC (“InServ”), a Tulsa, Oklahoma based company, for approximately $225 million. With the acquisition of InServ, we will significantly expand our service offering to the downstream market providing integrated solutions for turnaround, maintenance and capital projects for the hydrocarbon processing and petrochemical industries.
Our Executive Offices
          We are incorporated in the Republic of Panama and maintain our headquarters at Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098, Panama, Republic of Panama; our telephone number is +50-7-213-0947. Administrative services are provided to us by our subsidiary, Willbros USA, Inc., whose administrative headquarters are located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027, and whose telephone number is (713) 403-8000. Information contained on our website http://www.willbros.com, is not, and you must not consider such information to be, a part of this prospectus.
Convertible Notes
          On December 22, 2005, we entered into a purchase agreement for a private placement of $65.0 million aggregate principal amount of our 6.5% Senior Convertible Notes due 2012, which we refer to as the “convertible notes.” The purchase agreement provided that at any time during a period of 90 days following the initial December 23, 2005 closing of the sale of $65.0 million in aggregate principal amount of convertible notes, the noteholders could purchase up to an additional $19.5 million in aggregate principal amount of convertible notes. On January 19, 2006, February 2, 2006 and March 23, 2006, the noteholders exercised their respective options to purchase an additional $19.5 million in aggregate principal amount of convertible notes. As a result, the original aggregate principal amount of the convertible notes was $84.5 million, which is the maximum aggregate principal amount of convertible notes that may be sold under the purchase agreement. The convertible notes are convertible into a number of shares of our common stock at a conversion rate of 56.9606 shares of common stock per $1,000 principal amount of convertible notes, which is equivalent to an initial conversion price of approximately $17.56 per share, subject to adjustment in certain circumstances.
          We agreed, pursuant to a registration rights agreement entered into in connection with such transaction, to register for resale by the noteholders the shares of common stock issuable upon conversion of the convertible notes. This prospectus covers the resale by each of the noteholders of such shares.
          Additional information about the sale of the convertible notes is available in our Current Reports on Form 8-K filed with the SEC on December 23, 2005, January 19, 2006, February 3, 2006 and March 29, 2006.

RISK FACTORS
          Investing in our common stock involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.
          These are not the only risks and uncertainties we face. Additional risks and uncertainties that we are presently unaware of or currently consider immaterial may also adversely affect our business, results of operations and financial condition.
RISKS RELATED TO OUR BUSINESS
We may continue to experience losses associated with our prior activities in Nigeria.
          In February 2007, we completed the sale of our Nigerian operations. In August 2007, we and our subsidiary, Willbros International Services (Nigeria) Limited, entered into a Global Settlement Agreement with Ascot Offshore Nigeria Limited (“Ascot”), the purchaser of our Nigerian operations and Berkeley Group Plc, the purchaser’s parent company. Among the other matters, the Global Settlement Agreement provided for the payment of an amount in full and final settlement of all disputes between Ascot and us related to the working capital adjustment to the closing purchase price under the February 2007 share purchase agreement. In connection with the sale or our Nigerian operations, we also entered into a transition services agreement, and Ascot delivered a promissory note in favor of us.
          The Global Settlement Agreement provided for a settlement in the amount of $25.0 million, the amount by which we and Ascot agreed to adjust the closing purchase price downward in respect of working capital (the “Settlement Amount”). Under the Global Settlement Agreement, we retained approximately $13.9 million of the Settlement Amount and credited this amount to the account of Ascot for amounts which were due to us under the transition services agreement and promissory note. Our payment of the balance of the Settlement Amount settled any and all obligations and disputes between Ascot and us in relation to the adjustment to the closing purchase price under the share purchase agreement.
          As part consideration for the parties’ agreement on the Settlement Amount, Ascot secured with non-Nigerian banks supplemental backstop letters of credit totaling approximately $20.3 million. In addition, upon the payment of the balance of the Settlement Amount, all of the parties’ respective rights and obligations under the indemnification provisions of the share purchase agreement were terminated, except as provided in the Global Settlement Agreement.
          We may continue to experience losses or incur expenses subsequent to the sale and disposition of our operations and the Global Settlement Agreement. In particular:
•	We issued parent company guarantees to our former clients in connection with the performance of our Nigeria contracts. Although the buyer will now be responsible for completing these projects, in varying degrees our guarantees will remain in force until the projects are completed. Indemnities are in place pursuant to which the buyer and its parent company are obligated to indemnify us for any losses we incur on these guarantees. However, we can provide no assurance that we will be successful in enforcing our indemnity rights against the buyer. The guarantees include five projects under which we estimate that, at December 31, 2006, there was aggregate remaining contract revenue of approximately $374.8 million, and aggregate cost to complete of approximately $316.0 million. At December 31, 2006, we estimated that only one of the contracts covered by the guarantees was in a loss position and have accrued for such loss in the amount of approximately $33.2 million on our December 31, 2006 balance sheet.

•	Although we believe Ascot’s provision of supplemental backstop letters of credit has minimized our letter of credit risk, the same difficulties which led to our leaving Nigeria continue to exist. Ascot’s continued willingness and ability to perform our former projects in West Africa are important ingredients to further reducing our risk profile in Nigeria and elsewhere in West Africa. As such, it was important under the Global Settlement Agreement to receive additional assurances from Ascot related to ongoing projects because of our continuing parent guarantees on those projects. To date, no claims have been made against our parent guarantees. If we are required to resume operations in Nigeria under one or more of our performance guarantees, and are unable to enforce our rights under the indemnity agreement, we may experience losses. Those losses could exceed the amount accrued at December 31, 2006, including losses that we could incur in completing projects that were not considered to be in a loss position as of December 31, 2006 due to additional expenses associated with the start-up and redeployment of our equipment or personnel or a further deterioration of the already challenging operating environment in Nigeria.

•	Although our current activities in Nigeria are confined to providing transition services to the new owner, we may find it difficult to provide those services to the buyer if we experience high levels of employee turnover or for other reasons. If we are unable to provide adequate transition services or if the buyer is otherwise unable to perform under our contracts that were in effect as of the closing date, we may be required to perform under our parent company guarantees discussed above.

•	We may experience difficulty redeploying certain equipment to our continuing operations that we previously leased for our Nigeria projects and that was not conveyed to the buyer at closing.
We have reached agreements in principle with the DOJ and the SEC to settle investigations involving possible violations of the FCPA and possible violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. If a final settlement is not approved, our liquidity position and financial results could be materially adversely affected.
          In late December 2004, we learned that tax authorities in Bolivia had charged our Bolivian subsidiary with failure to pay taxes owed, filing improper tax returns and the falsification of tax documents. As a result of our investigation, we determined that J. Kenneth Tillery, then President of WII and the individual principally responsible at that time for our international operations outside of the United States and Canada, was aware of the circumstances that led to the Bolivian charges. Mr. Tillery resigned from the Company on January 6, 2005. In January 2005, our Audit Committee engaged independent outside legal counsel for the purpose of conducting an investigation into the circumstances surrounding the Bolivian tax assessment as well as other activities which were previously under the control of Mr. Tillery. The investigations conducted by the Audit Committee and senior management have revealed information indicating that Mr. Tillery, and others who directly or indirectly reported to him, engaged in activities that were and are specifically contrary to established Company policies and possibly the laws of several countries, including the United States. Our investigations determined that some of the actions of Mr. Tillery and other employees or consultants of WII or its subsidiaries may have caused us to violate U.S. securities laws, including the FCPA, and/or other U.S. and foreign laws.
          We have voluntarily reported the results of our investigations to both the SEC and the DOJ. We have also voluntarily reported certain potentially improper facilitation and export activities to the United States Department of Treasury’s Office of Foreign Assets Control (“OFAC”), and to the DOJ and to the SEC. The SEC and the DOJ are each conducting their own investigations of actions taken by us and our employees and representatives that may constitute violations of U.S. law. We are cooperating fully with all such investigations.
          We have reached agreements in principle to settle the DOJ and the SEC investigations. As a result of the agreements in principle, we have established aggregate reserves relating to these matters of $32.3 million. The aggregate reserves reflect our estimate of the expected probable loss with respect to these matters, assuming the settlement is finalized. Of the $32.3 million in aggregate reserves, $22.0 million, representing the anticipated DOJ fines, was recorded as an operating expense for continuing operations and $10.3 million, representing anticipated SEC disgorgement of profits and pre-judgment interest, was recorded as an operating expense for discontinued operations.
          These settlements in principle are contingent upon the parties’ agreement to the terms of final settlement agreements and require final approval from the DOJ and the SEC and confirmation by a federal district court. We can provide no assurance that such approvals will be obtained. If a final resolution is not concluded, we believe it is probable that the DOJ and SEC will seek civil and criminal sanctions against us as well as fines, penalties and disgorgement. If ultimately imposed, or if agreed to by settlement, such sanctions may exceed the current amount we have estimated and reserved in connection with the settlements in principle.

          In addition, with respect to OFAC’s investigation, OFAC and Willbros USA, Inc. have agreed in principle to settle the allegations pursuant to which we will pay a total of $6,600 as a civil penalty.
The terms of final settlements with the DOJ and SEC may negatively impact our ongoing operations.
          Upon completion of final settlements with the DOJ and SEC, we expect to be subject to ongoing review and regulation of our business operations, including the review of our operations and compliance program by a government approved independent monitor. The activities of the independent monitor will have a cost to us and may cause a change in our processes and operations, the outcome of which we are unable to predict. In addition, the settlements may impact our operations or result in legal actions against us in countries that are the subject of the settlements. The settlements could also result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages.
Our failure to comply with the terms of settlement agreements with the DOJ and SEC would have a negative impact on our ongoing operations.
          Under the settlements in principle with the DOJ and SEC, we expect to be subject to a three-year deferred prosecution agreement and to be permanently enjoined by the federal district court against any future violations of the federal securities laws. Our failure to comply with the terms of the settlement agreements with the DOJ and SEC could result in resumed prosecution and other regulatory sanctions and could otherwise negatively affect our operations. In addition, if we fail to make timely payment of the penalty amounts due to the DOJ and/or the disgorgement amounts specified in the SEC settlement, the DOJ and/or the SEC will have the right to accelerate payment, and demand that the entire balance due be paid immediately. Our ability to comply with the terms of the settlements is dependent on the success of our ongoing compliance program, including:
•	our supervision, training and retention of competent employees;

•	the efforts of our employees to comply with applicable law and our Foreign Corrupt Practices Act Compliance Manual and Code of Business Conduct and Ethics; and

•	our continuing management of our agents and business partners.
Special risks associated with doing business in highly corrupt environments may adversely affect our business.
          Although we have completed the sale of our operations in Nigeria, our international business operations may continue to include projects in countries where corruption is prevalent. Since the anti-bribery restrictions of the FCPA make it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantage, we may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence.
Our management has concluded that we did not maintain effective internal controls over financial reporting as of December 31, 2006, 2005 and 2004. Moreover, on November 13, 2007 we determined that a material weakness in our internal control over financial reporting exists with respect to management’s review of subcontract cost calculations for a project in Canada. We believe that the material weaknesses reported as of December 31, 2006 were eliminated in February 2007 as a result of the sale of our Nigerian assets and operations. However, our inability to remediate these material weaknesses prior to February 2007, our most recent material weakness and any other control deficiencies that we may discover in the future, could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis. As a result, our business, operating results and liquidity could be harmed.
          As disclosed in our annual reports on Form 10-K for 2006, 2005 and 2004, management’s assessment of our internal controls over financial reporting identified several material weaknesses. These material weaknesses led to the restatement of our previously issued consolidated financial statements for fiscal years 2002 and 2003 and the first three quarters of 2004. Although we made progress in executing our remediation plans during 2005 and 2006, including the remediation of three material weaknesses, as of December 31, 2006, management concluded that we did not maintain effective internal controls over financial reporting due to the following remaining material weaknesses in internal controls:
•	Nigeria accounting: During the fourth quarter of 2006, we determined that a material weakness in our internal controls over financial reporting existed related to the Company’s management control environment over the accounting for our Nigeria operations. This weakness in management control led to the inability to adequately perform various control functions including supervision over and consistency of inventory management, petty cash disbursements, accounts payable disbursement approvals, account reconciliations, and review of timekeeping records. This material weakness resulted primarily from our inability to maintain a consistent and stable internal control environment over our Nigeria operations in the fourth quarter of 2006.

•	Nigeria project controls—estimate to complete: A material weakness existed related to controls over the Nigeria project reporting. This weakness existed throughout 2006 and is a continuation of a material weakness reported in our 2005 Form 10-K. The weakness primarily impacted one large Nigeria project with a total contract value of approximately $165 million, for which cost estimates were not updated timely in the fourth quarter of 2006 due to insufficient measures being taken to independently verify and update reliable cost estimates. This material weakness specifically resulted in material changes to revenue and cost of sales during the preparation of our year-end financial statements by our accounting staff prior to their issuance.
          Moreover, on November 13, 2007 we determined that a material weakness in our internal control over financial reporting exists with respect to management’s review of subcontract cost calculations for a project in Canada. In connection with our efforts to remediate this material weakness, we intend to take a number of actions to strengthen the control environment over our operations in Canada, including the following:
•	enhance the management review process and hire additional project controllers; and

•	introduce system upgrades to automate certain processes, which we believe will prevent the omission of previously identified costs.
          In 2006, our efforts to strengthen our control environment and correct the material weakness in company level controls over the financial statement close process included:
•	reviewing and monitoring our accounting department structure and organization, both in terms of size and expertise;

•	hiring additional senior accounting personnel at our corporate administrative offices;

•	increasing our supervision of accounting personnel;

•	recruiting candidates in order to expeditiously fill vacancies in our accounting, finance and project management functions; and

•	developing documentation and consistent execution of controls over our financial statement close process.
          Our efforts during 2006 to improve our control environment in response to the weakness in construction contract management identified at December 31, 2005 included:
•	initiating efforts to expand operations and accounting supervisory controls over consistency in the project reporting process and documentation for Nigeria contracts through the addition of supervisory personnel; and

•	developing more standardized documentation related to project management reporting and management review processes.

          We believe that our reported material weaknesses at December 31, 2006 were eliminated in February 2007 upon the sale of our Nigeria assets and operations since those material weaknesses related solely to our operations in that country. However, our inability to remediate these material weaknesses prior to February 2007, our most recent material weakness and any other control deficiencies we identify in the future, could adversely affect our ability to report our financial results on a timely and accurate basis, which could result in a loss of investor confidence in our financial reports or have a material adverse effect on our ability to operate our business or access sources of liquidity. Furthermore, because of the inherent limitations of any system of internal control over financial reporting, including the possibility of human error, the circumvention or overriding of controls and fraud, even effective internal controls may not prevent or detect all misstatements.
Our business is highly dependent upon the level of capital expenditures by oil, gas and power companies on infrastructure.
          Our revenue and cash flow are primarily dependent upon major engineering and construction projects. The availability of these types of projects is dependent upon the economic condition of the oil, gas and power industries, specifically, the level of capital expenditures of oil, gas and power companies on infrastructure. Our failure to obtain major projects, the delay in awards of major projects, the cancellation of major projects or delays in completion of contracts are factors that could result in the under-utilization of our resources, which would have an adverse impact on our revenue and cash flow. There are numerous factors beyond our control that influence the level of capital expenditures of oil, gas and power companies, including:
•	current and projected oil, gas and power prices;

•	the demand for electricity;

•	the abilities of oil, gas and power companies to generate, access and deploy capital;

•	exploration, production and transportation costs;

•	the discovery rate of new oil and gas reserves;

•	the sale and expiration dates of oil and gas leases and concessions;

•	regulatory restraints on the rates that power companies may charge their customers;

•	local and international political and economic conditions;

•	the ability or willingness of host country government entities to fund their budgetary commitments; and

•	technological advances.
If we are not able to renegotiate our surety bond lines, our ability to operate may be significantly restricted.
          Our bonding company provides surety bonds on a case-by-case basis for projects in North America and requires that we post backstop letters of credit. We are currently negotiating with our bonding company to eliminate the requirement to provide backstop letters of credit, but we can provide no assurance that we will be successful in removing this requirement. If we are unable to obtain surety bonds, or if the cost of obtaining surety bonds is prohibitive, our ability to bid some projects may be adversely affected in the event other forms of performance guarantees such as letters of credit or parent guarantees are deemed insufficient or unacceptable. In addition, the requirement that we post backstop letters of credit reduces the capacity available to us under our credit facility.
Our international operations are subject to political and economic risks of developing countries.
          Although we recently sold our operations in Nigeria and Venezuela, we have substantial operations in the Middle East (Oman) and anticipate that a significant portion of our contract revenue will be derived from, and a significant portion of our long-lived assets will be located in, developing countries.

          Conducting operations in developing countries presents significant commercial challenges for our business. A disruption of activities, or loss of use of equipment or installations, at any location in which we have significant assets or operations, could have a material adverse effect on our financial condition and results of operations. Accordingly, we are subject to risks that ordinarily would not be expected to exist to the same extent in the United States, Canada, Japan or Western Europe. Some of these risks include:
•	civil uprisings, riots and war, which can make it impractical to continue operations, adversely affect both budgets and schedules and expose us to losses;

•	repatriating foreign currency received in excess of local currency requirements and converting it into dollars or other fungible currency;

•	exchange rate fluctuations, which can reduce the purchasing power of local currencies and cause our costs to exceed our budget, reducing our operating margin in the affected country;

•	expropriation of assets, by either a recognized or unrecognized foreign government, which can disrupt our business activities and create delays and corresponding losses;

•	availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of skilled craftsmen or specialized equipment in areas where local resources are insufficient;

•	government instability, which can cause investment in capital projects by our potential customers to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services;

•	decrees, laws, regulations, interpretations and court decisions under legal systems, which are not always fully developed and which may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs as well as delays which may result in real or opportunity costs; and

•	terrorist attacks such as those which occurred on September 11, 2001 in the United States, which could impact insurance rates, insurance coverages and the level of economic activity, and produce instability in financial markets.
          Our operations in developing countries may be adversely affected in the event any governmental agencies in these countries interpret laws, regulations or court decisions in a manner which might be considered inconsistent or inequitable in the United States, Canada, Japan or Western Europe. We may be subject to unanticipated taxes, including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments which could have a material adverse effect on our results of operations for any quarter or year.
          These risks may result in a material adverse effect on our results of operations.
We may be adversely affected by a concentration of business in a particular country.
          Due to a limited number of major projects worldwide, we expect to have a substantial portion of our resources dedicated to projects located in a few countries. Therefore, our results of operations are susceptible to adverse events beyond our control that may occur in a particular country in which our business may be concentrated at that time. Economic downturns in such countries could also have an adverse impact on our operations.
Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.
          We cannot guarantee that the revenue projected in our backlog will be realized or profitable. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the dollar amount of our backlog and the revenue and profits that we actually earn. Many of our contracts have termination for convenience provisions in them, in some cases, without any provision for penalties or lost profits. Therefore, project terminations, suspensions or scope adjustments may occur from time to time with respect to contracts in our backlog. Finally, poor project or contract performance could also impact our backlog and profits.

Our failure to recover adequately on claims against project owners for payment could have a material adverse effect on us.
          We occasionally bring claims against project owners for additional costs exceeding the contract price or for amounts not included in the original contract price. These types of claims occur due to matters such as owner-caused delays or changes from the initial project scope, which result in additional costs, both direct and indirect. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is often difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial condition.
Our business is dependent on a limited number of key clients.
          We operate primarily in the oil, gas and power industries, providing construction, engineering and facilities development and operations services to a limited number of clients. Much of our success depends on developing and maintaining relationships with our major clients and obtaining a share of contracts from these clients. The loss of any of our major clients could have a material adverse effect on our operations. Our three largest clients were responsible for 56.9 percent of our backlog at September 30, 2007.
Our use of fixed-price contracts could adversely affect our operating results.
          A substantial portion of our projects is currently performed on a fixed-price basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon a defined scope, which includes specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss. The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and incur reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts, whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.
Percentage-of-completion method of accounting for contract revenue may result in material adjustments that would adversely affect our operating results.
          We recognize contract revenue using the percentage-of-completion method on long-term fixed price contracts. Under this method, estimated contract revenue is accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenue and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management’s reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions or our historical experience could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.
Terrorist attacks and war or risk of war may adversely affect our results of operations, our ability to raise capital or secure insurance, or our future growth.
          The continued threat of terrorism and the impact of military and other action, including U.S. military operations in Iraq, will likely lead to continued volatility in prices for crude oil and natural gas and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating both outside and inside the United States. Further, the U.S. government has issued public warnings that indicate that pipelines and other energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business.
Our operations are subject to a number of operational risks.
          Our business operations include pipeline construction, fabrication, pipeline rehabilitation services and the operation of heavy equipment. These operations involve a high degree of operational risk. Natural disasters, adverse weather conditions, collisions and operator error could cause personal injury or loss of life, severe damage to and destruction of property, equipment and the environment, and suspension of operations. In locations where we perform work with equipment that is owned by others, our continued use of the equipment can be subject to unexpected or arbitrary interruption or termination. The occurrence of any of these events could result in work stoppage, loss of revenue, casualty loss, increased costs and significant liability to third parties.
          The insurance protection we maintain may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. An enforceable claim for which we are not fully insured could have a material adverse effect on our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable.
We may become liable for the obligations of our joint ventures and our subcontractors.
          Some of our projects are performed through joint ventures with other parties. In addition to the usual liability of contractors for the completion of contracts and the warranty of our work, where work is performed through a joint venture, we also have potential liability for the work performed by our joint ventures. In these projects, even if we satisfactorily complete our project responsibilities within budget, we may incur additional unforeseen costs due to the failure of our joint ventures to perform or complete work in accordance with contract specifications.
          We act as prime contractor on a majority of the construction projects we undertake. In our capacity as prime contractor and when acting as a subcontractor, we perform most of the work on our projects with our own resources and typically subcontract only such specialized activities as hazardous waste removal, nondestructive inspection, tank erection, catering and security. However, with respect to EPC and other contracts, we may choose to subcontract a substantial portion of the project. In the construction industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to the risk associated with the failure of one or more subcontractors to perform as anticipated.
Governmental regulations could adversely affect our business.
          Many aspects of our operations are subject to governmental regulations in the countries in which we operate, including those relating to currency conversion and repatriation, taxation of our earnings and earnings of our personnel, the increasing requirement in some countries to make greater use of local employees and suppliers, including, in some jurisdictions, mandates that provide for greater local participation in the ownership and control of certain local business assets. In addition, we depend on the demand for our services from the oil, gas and power industries, and, therefore, our business is affected by changing taxes, price controls, and laws and regulations relating to the oil, gas and power industries generally. The adoption of laws and regulations by the countries or the states in which we operate that are intended to curtail exploration and development drilling for oil and gas or the development of power generation facilities for economic and other policy reasons, could adversely affect our operations by limiting demand for our services.
          Our operations are also subject to the risk of changes in laws and policies which may impose restrictions on our business, including trade restrictions, which could have a material adverse effect on our operations. Other types of governmental regulation which could, if enacted or implemented, adversely affect our operations include:
•	expropriation or nationalization decrees;

•	confiscatory tax systems;

•	primary or secondary boycotts directed at specific countries or companies;

•	embargoes;

•	extensive import restrictions or other trade barriers;

•	mandatory sourcing and local participation rules;

•	oil, gas or power price regulation; and

•	unrealistically high labor rate and fuel price regulation.
          Our future operations and earnings may be adversely affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations, and the impact of these changes could be material.
Our strategic plan relies in part on acquisitions to sustain our growth. Acquisitions of other companies present certain risks and uncertainties.
          Our strategic plan involves growth through, among other things, the acquisition of other companies. Such growth involves a number of risks, including:
•	inherent difficulties relating to combining previously separate businesses;

•	diversion of management’s attention from ongoing day-to-day operations;

•	the assumption of liabilities of an acquired business, including both foreseen and unforeseen liabilities;

•	failure to realize anticipated benefits, such as cost savings and revenue enhancements;

•	potentially substantial transaction costs associated with business combinations;

•	difficulties relating to assimilating the personnel, services and systems of an acquired business and to integrating marketing, contracting, commercial and other operational disciplines; and

•	difficulties in applying and integrating our system of internal controls to an acquired business.
          In addition, we cannot assure you that we will continue to locate suitable acquisition targets or that we will be able to consummate any such transactions on terms and conditions acceptable to us. Acquisitions may bring us into businesses we have not previously conducted and expose us to additional business risks that are different than those we have traditionally experienced.
Our operations expose us to potential environmental liabilities.
          Our U.S. operations are subject to numerous environmental protection laws and regulations which are complex and stringent. We regularly perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands. Significant fines and penalties may be imposed for non-compliance with environmental laws and regulations, and some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time these acts were performed.
          We own and operate several properties in the United States that have been used for a number of years for the storage and maintenance of equipment and upon which hydrocarbons or other wastes may have been disposed or released. Any release of substances by us or by third parties who previously operated on these properties may be subject to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Resource

Compensation and Recovery Act (“RCRA”), and analogous state laws. CERCLA imposes joint and several liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of hazardous substances into the environment, while RCRA governs the generation, storage, transfer and disposal of hazardous wastes. Under such laws, we could be required to remove or remediate previously disposed wastes and clean up contaminated property. This could have a significant impact on our future results.
          Our operations outside of the United States are oftentimes potentially subject to similar governmental controls and restrictions relating to the environment.
Our ability to increase our revenues and operating profits is partly dependent on our ability to secure additional specialized pipeline construction equipment, either through lease or purchase. The availability of such equipment in the current market is highly limited.
          Due to the substantial increase in investment in energy-related infrastructure, particularly hydrocarbon transportation, our industry is currently experiencing shortages in the availability of certain specialized equipment essential to the construction of large diameter pipelines. We expect that these shortages will persist or even worsen. If we are unsuccessful in obtaining essential construction equipment on reasonable terms, our growth may be curtailed.
Our industry is highly competitive, which could impede our growth.
          We operate in a highly competitive environment. A substantial number of the major projects that we pursue are awarded based on bid proposals. We compete for these projects against government-owned or supported companies and other companies that have substantially greater financial and other resources than we do. In some markets, there is competition from national and regional firms against which we may not be able to compete on price. Our growth may be impacted to the extent that we are unable to successfully bid against these companies.
Our operating results could be adversely affected if our non-U.S. operations became taxable in the United States.
          If any income earned, currently or historically, by Willbros Group, Inc. or its non-U.S. subsidiaries from operations outside the United States constituted income effectively connected with a U.S. trade or business, and as a result became taxable in the United States, our consolidated operating results could be materially and adversely affected.
We are dependent upon the services of our executive management.
          Our success depends heavily on the continued services of our executive management. Our management team is the nexus of our operational experience and customer relationships. Our ability to manage business risk and satisfy the expectations of our clients, stockholders and other stakeholders is dependent upon the collective experience and relationships of our management team. In addition, we do not maintain key man life insurance for these individuals. The loss or interruption of services provided by one or more of our senior officers could adversely affect our results of operations.
It may be difficult to enforce judgments which are predicated on the federal securities laws of the United States against us.
          We are a corporation organized under the laws of the Republic of Panama. In addition, one of our current board members is a resident of Canada. Accordingly:
•	it may not be possible to effect service of process on non-resident directors in the United States and to enforce judgments against them predicated on the civil liability provisions of the federal securities laws of the United States;

•	because a substantial amount of our assets are located outside the United States, any judgment obtained against us in the United States may not be fully collectible in the United States; and

•	we have been advised that courts in the Republic of Panama will not enforce liabilities in original actions predicated solely on the U.S. federal securities laws.
          These factors mean that it may be more costly and difficult for you to recover fully any alleged damages that you may claim to have suffered due to alleged violations of U.S. federal securities laws by us or our management than it would otherwise be in the case of a U.S. corporation.
Our goodwill may become impaired.
          We have a substantial amount of goodwill following our recent acquisition of InServ. At least annually, we evaluate our goodwill for impairment based on the fair value of each operating unit. This estimated fair value could change if there were future changes in our capital structure, cost of debt, interest rates, capital expenditure levels or ability to perform at levels that were forecasted. These changes could result in an impairment that would require a material non-cash charge to our results of operations.
RISKS RELATED TO OUR COMMON STOCK
Our common stock, which is listed on the New York Stock Exchange, has from time to time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and you may not be able to resell your shares of common stock at or above the purchase price paid by you.
          The market price of our common stock may change significantly in response to various factors and events beyond our control, including the following:
•	the risk factors described in this prospectus;

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our customers’ industries; and

•	general conditions in the securities markets.
Our stockholder rights plan, articles of incorporation and by-laws may inhibit a takeover, which may adversely affect the performance of our stock.
          Our stockholder rights plan and provisions of our articles of incorporation and by-laws may discourage unsolicited takeover proposals or make it more difficult for a third party to acquire us, which may adversely affect the price that investors might be willing to pay for our common stock. For example, our articles of incorporation and by-laws:
•	provide for restrictions on the transfer of any shares of common stock to prevent us from becoming a “controlled foreign corporation” under U.S. tax law;

•	provide for a classified board of directors, which allows only one-third of our directors to be elected each year;

•	restrict the ability of stockholders to take action by written consent;

•	establish advance notice requirements for nominations for election to our Board of Directors; and

•	authorize our Board of Directors to designate the terms of and issue new series of preferred stock.
          We also have a stockholder rights plan which gives holders of our common stock the right to purchase additional shares of our capital stock if a potential acquirer purchases or announces a tender or exchange offer to purchase 15 percent or more of our outstanding common stock. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors.
Future sales of our common stock may depress our stock price.
          Sales of a substantial number of shares of our common stock in the public market or otherwise, either by us, a member of management or a major stockholder, or the perception that these sales could occur, may depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.
In the event we issue stock as consideration for certain acquisitions, we may dilute share ownership.
          We grow our business organically as well as through acquisitions. One method of acquiring companies or otherwise funding our corporate activities is through the issuance of additional equity securities. If we do issue additional equity securities, such issuances may have the effect of diluting our earnings per share as well as our existing stockholders’ individual ownership percentages in our company.
Our prior sale of common stock, warrants and convertible notes, and our outstanding warrants and convertible notes may lead to further dilution of our issued and outstanding stock.
          On November 20, 2007, we completed an underwritten public offering of 7,906,250 shares of our common stock. In October 2006, we sold 3,722,360 shares of our common stock and warrants to purchase an additional 558,354 shares. The recent issuance of warrants and the prior issuance of $70.0 million in aggregate principal amount of our 2.75% Convertible Senior Notes due 2024 and $84.5 million of convertible notes sold in the private placement completed on March 23, 2006 may cause a significant increase in the number of shares of common stock currently outstanding. In May 2007, we induced the conversion of approximately $52.5 million in aggregate principal amount of our outstanding convertible notes into a total of 2,987,582 shares of our common stock and may elect to enter into similar transactions in the future. If we agree to induce the conversion of additional convertible notes, we may cause a significant additional increase in the number of shares of common stock currently outstanding.
          In August 2006, our stockholders approved an increase in our authorized shares of common stock from 35 million to 70 million shares. The issuance of additional common stock or securities convertible into our common stock would result in further dilution of the ownership interest in us held by existing stockholders. We are authorized to issue, without stockholder approval, one million shares of Class A preferred stock, which may give other stockholders dividend, conversion, voting and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our Board of Directors has no present intention of issuing any such Class A preferred stock, but reserves the right to do so in the future.

NO PROCEEDS
          The shares of common stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds from the sale of the securities. The shares of our common stock offered by this prospectus are issuable upon conversion of the convertible notes.
PRICE RANGE OF COMMON STOCK
AND DIVIDEND POLICY
          Our common stock is listed on the New York Stock Exchange under the symbol “WG.” The following table sets forth the high and low sale prices per share for our common stock as reported by the New York Stock Exchange for the periods indicated:

	HIGH	LOW
2005:
First Quarter	$24.52	$18.68
Second Quarter	20.66	10.15
Third Quarter	17.80	14.14
Fourth Quarter	17.73	14.13
2006:
First Quarter	$21.23	$14.46
Second Quarter	24.53	17.38
Third Quarter	19.47	15.00
Fourth Quarter	19.93	14.00
2007:
First Quarter	$23.13	$17.88
Second Quarter	30.63	21.86
Third Quarter	34.48	22.96
Fourth Quarter (through December 12, 2007)	43.53	31.81
          Substantially all of our stockholders maintain their shares in “street name” accounts and are not, individually, stockholders of record. As of September 30, 2007, our common stock was held by 91 holders of record and an estimated 7,000 to 8,000 beneficial owners.
          Since 1991, we have not paid any cash dividends on our capital stock, except dividends in 1996 on our outstanding shares of preferred stock, which were converted into shares of common stock on July 15, 1996. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our senior secured credit facility prohibits us from paying cash dividends on our common stock.

CAUTIONARY NOTICE REGARDING
FORWARD-LOOKING STATEMENTS
          This prospectus, including the documents that we incorporate by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments which we expect or anticipate will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), oil, gas, gas liquids and power prices, demand for our services, the amount and nature of future investments by governments, expansion and other development trends of the oil, gas and power industries, business strategy, expansion and growth of our business and operations, the outcome of government investigations and legal proceedings and other such matters are forward-looking statements. These forward-looking statements are based on assumptions and analyses we made in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties. As a result, actual results could differ materially from our expectations. Factors that could cause actual results to differ from those contemplated by our forward-looking statements include, but are not limited to, the following:
•	difficulties we may encounter in connection with the recently completed sale and disposition of our Nigeria assets and Nigeria based operations, including without limitation, obtaining indemnification for any losses we may experience if claims are made against any corporate guarantees we provided and which remained in place subsequent to the closing;

•	the consequences we may encounter if our settlements in principle with the DOJ and the SEC are finalized, including the imposition of civil or criminal fines, penalties, disgorgement of profits, monitoring arrangements, or other sanctions that might be imposed as a result of government investigations;

•	the consequences we may encounter if our settlements in principle with the DOJ and the SEC are not finalized, including the loss of eligibility to bid for and obtain U.S. government contracts, and other civil and criminal sanctions which may exceed the current amount we have estimated and reserved in connection with the settlements in principle;

•	the commencement by foreign governmental authorities of investigations into the actions of our current and former employees, and the determination that such actions constituted violations of foreign law;

•	the dishonesty of employees and/or other representatives or their refusal to abide by applicable laws and our established policies and rules;

•	adverse weather conditions not anticipated in bids and estimates;

•	project cost overruns, unforeseen schedule delays, and the application of liquidated damages;

•	cancellation of projects, in whole or in part;

•	failing to realize cost recoveries from projects completed or in progress within a reasonable period after completion of the relevant project;

•	inability to hire and retain sufficient skilled labor to execute our current work, our work in backlog and future work we have not yet been awarded;

•	inability to execute cost-reimbursable projects within the target cost, thus eroding contract margin but not contract income on the project;

•	curtailment of capital expenditures in the oil, gas and power industries;

•	political or social circumstances impeding the progress of our work and increasing the cost of performance;

•	failure to obtain the timely award of one or more projects;

•	inability to identify and acquire suitable acquisition targets on reasonable terms;

•	inability to obtain adequate financing;

•	inability to obtain sufficient surety bonds or letters of credit;

•	loss of the services of key management personnel;

•	the demand for energy moderating or diminishing;

•	downturns in general economic, market or business conditions in our target markets;

•	changes in the effective tax rate in countries where our work will be performed;

•	changes in applicable laws or regulations, or changed interpretations thereof;

•	changes in the scope of our expected insurance coverage;

•	inability to manage insurable risk at an affordable cost;

•	the occurrence of the risk factors listed elsewhere or incorporated by reference in this prospectus; and

•	other factors, most of which are beyond our control.
          Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the consequences for, or effects on, our business or operations that we anticipate today. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise. For a more complete description of the circumstances surrounding the actions of our current and former employees, see “Risk Factors” beginning on page 4.
DESCRIPTION OF CAPITAL STOCK
General
          We have 71 million authorized shares of capital stock, consisting of (a) 70 million shares of common stock, par value $0.05 per share; and (b) 1 million shares of Class A preferred stock, par value $0.01 per share.
Common Stock
          As of December 5, 2007, approximately 38,032,660 shares of our common stock were outstanding. All of the outstanding shares of our common stock are fully paid and non-assessable, and any shares issued upon exercise of the warrants will be fully paid and non-assessable. The holders of our common stock are entitled to one vote for each share of common stock held on all matters voted upon by stockholders, including the election of directors. Holders of our common stock have no right to cumulate their votes in the election of directors. Subject to the rights of any then-outstanding shares of our preferred stock, the holders of our common stock are entitled to receive dividends as may be declared in the discretion of the board of directors out of funds legally available for the payment of dividends. We are subject to restrictions on the payment of dividends under the provisions of our senior secured credit facility.
          The holders of our common stock are entitled to share equally and ratably in our net assets upon a liquidation or dissolution after we pay or provide for all liabilities, subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding. The holders of our common stock have no preemptive, subscription, conversion or redemption rights. There are no governmental laws or regulations in the Republic of Panama affecting the remittance of dividends, interest and other payments to our nonresident stockholders so long as we continue not to engage in business in the Republic of Panama.
          Our articles of incorporation contain restrictions, subject to the determination by the board of directors in good faith and in its sole discretion, on the transfer of any shares of our common stock in order to prevent us from becoming a “controlled foreign corporation” under United States tax law. See “—Anti-Takeover Effects of Provisions of our Articles of Incorporation and By-laws.”
Class A Preferred Stock
          As of the date of this prospectus, there were no outstanding shares of our Class A preferred stock; however, the board of directors has reserved for issuance pursuant to our Stockholder Rights Plan described below 35,000 shares of Series A junior participating preferred stock. Class A preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock.
          The specific matters that the board of directors may determine include the following:
•	the designation of each series;

•	the number of shares of each series;

•	the rate of any dividends;

•	whether any dividends will be cumulative or non-cumulative;

•	the terms of any redemption;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•	rights and terms of any conversion or exchange;

•	restrictions on the issuance of shares of the same series or any other series; and

•	any voting rights.
          The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could:
•	decrease the amount of earnings and assets available for distribution to holders of common stock;

•	Adversely affect the rights and powers, including voting rights, of holders of common stock; and

•	have the effect of delaying, deferring or preventing a change in control.
          For example, the board of directors, with its broad power to establish the rights and preferences of authorized but unissued Class A preferred stock, could issue one or more series of Class A preferred stock entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Class A preferred stock into a larger number of shares of common stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.
Stockholder Rights Plan
          On April 1, 1999, our Board of Directors approved a rights agreement with Mellon Investor Services LLC, as rights agent, and declared a distribution of one preferred share purchase right (“Right”) for each outstanding share of common stock. Each Right, when it becomes exercisable, entitles its registered holder to purchase one one-thousandth of a share of Series A junior participating preferred stock (“Series A preferred stock”) at a price of $30 per one one-thousandth of a share.
          The Rights are attached to and trade with shares of our common stock. Currently, the Rights are not exercisable and there are no separate certificates representing the Rights. If the Rights become exercisable, we will distribute separate Rights certificates. Until that time and as long as the Rights are outstanding, any transfer of shares of our common stock will also constitute the transfer of the Rights associated with those common shares. The Rights will expire on April 15, 2009, unless we redeem or exchange the Rights before that date.
          The Rights will become exercisable upon the earlier to occur of:
•	the public announcement that a person or group of persons has acquired 15% or more of our common stock, except in connection with an offer approved by our board of directors; or

•	10 days, or a later date determined by our board of directors, after the commencement of, or announcement of an intention to commence, a tender or exchange offer that would result in a person or group of persons acquiring 15% or more of our common stock.
          If any person or group of persons acquire 15% or more of our common stock, except in connection with an offer approved by our board of directors, each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive that number of shares of our common stock or Series A preferred stock having a value equal to two times the exercise price of the Right.

          In the event that any person or group acquires 15% or more of our common stock and either (a) we are acquired in a merger or other business combination in which the holders of all of our common stock immediately prior to the transaction are not the holders of all of the surviving corporation’s voting power or (b) more than 50% of our assets or earning power is sold or transferred, then each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive common shares of the acquiring company having a value equal to two times the exercise price of the Right.
          The Rights are redeemable in whole, but not in part, by action of the board of directors at a price of $.005 per Right prior to the earlier to occur of a person or group acquiring 15% of our common stock or the expiration of the Rights. Following the public announcement that a person or group has acquired 15% of our common stock, the Rights are redeemable in whole, but not in part, by action of the board of directors at a price of $.005 per Right, provided the redemption is in connection with a merger or other business combination involving our company in which all the holders of our common stock are treated alike and which does not involve the acquiring person or its affiliates.
          In the event shares of Series A preferred stock are issued upon the exercise of the Rights, holders of the Series A preferred stock will be entitled to receive, in preference to holders of common stock, a quarterly dividend payment in an amount per share equal to the greater of (a) $10 or (b) 1,000 times the dividend declared per share of common stock. The Series A preferred stock dividends are cumulative but do not bear interest. Shares of Series A preferred stock are not redeemable. In the event of liquidation, the holders of the Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share; thereafter, and after the holders of the common stock receive a liquidation payment of $1.00 per share, the holders of the Series A preferred stock and the holders of the common stock will share the remaining assets in the ratio of 1,000 to 1 (as adjusted) for each share of Series A preferred stock and common stock so held, respectively. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by antidilution provisions.
          Each share of Series A preferred stock will have 1,000 votes, voting together with the common stock. In the event that the amount of accrued and unpaid dividends on the Series A preferred stock is equivalent to six full quarterly dividends or more, the holders of the Series A preferred stock shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the common stock until all cumulative dividends on the Series A preferred stock have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.
          The stockholder rights plan is designed to deter coercive takeover tactics that attempt to gain control of our company without paying all stockholders a fair price. The plan discourages hostile takeovers by effectively allowing our stockholders to acquire shares of our capital stock at a discount following a hostile acquisition of a large block of our outstanding common stock and by increasing the value of consideration to be received by stockholders in specified transactions following an acquisition.
Anti-Takeover Effects of Provisions of our Articles of Incorporation and By-Laws
          Our articles of incorporation, as amended and restated, and our restated by-laws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.
      Classified Board of Directors; Removal of Directors; Advance Notice Provisions for Stockholder Nominations
          Our articles of incorporation provide for the board of directors to be divided into three classes of directors serving staggered three-year terms, with the numbers of directors in the three classes to be as nearly equal as possible. Any director may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our articles of incorporation. Any proposal to amend or repeal the provisions of our articles of incorporation relating to the matters contained above in this paragraph requires the affirmative vote of the holders of 75% or more of the outstanding shares of stock entitled to vote on the matter.

      Unanimous Consent of Stockholders Required For Action by Written Consent
          Under our restated by-laws, stockholder action may be taken without a meeting only by unanimous written consent of all of our stockholders.
     Issuance of Preferred Stock
          As described above, our articles of incorporation authorize a class of undesignated Class A preferred stock consisting of 1,000,000 shares. Class A preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.
     Restrictions on Transfer of Common Stock
          Our articles of incorporation provide for restrictions on the transfer of any shares of our common stock to prevent us from becoming a “controlled foreign corporation” under United States tax law. Any purported transfer, including a sale, gift, assignment, devise or other disposition of common stock, which would result in a person or persons becoming the beneficial owner of 10% or more of the issued and outstanding shares of our common stock, is subject to a determination by our board of directors in good faith, in its sole discretion, that the transfer would not in any way, directly or indirectly, affect our status as a non-controlled foreign corporation. The transferee or transferor to be involved in a proposed transfer must give written notice to our Secretary not less than 30 days prior to the proposed transfer. In the event of an attempted transfer in violation of the provisions of our articles of incorporation relating to the matters contained in this paragraph, the purported transferee will acquire no rights whatsoever in the transferred shares of common stock. Nothing in this provision, however, precludes the settlement of any transactions entered into through the facilities of the New York Stock Exchange. If the board of directors determines that a transfer has taken place in violation of these restrictions, the board of directors may take any action it deems advisable to refuse to give effect to or to prevent the transfer, including instituting judicial proceedings to enjoin the transfer.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock, as well as the rights agent under our rights agreement, is Mellon Investor Services LLC.
SELLING STOCKHOLDERS
          The shares of common stock being offered by the selling stockholders are issuable upon conversion of the convertible notes. For additional information regarding the convertible notes, see “Willbros Group, Inc. — Convertible Notes” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the convertible notes sold to the selling stockholders in a private placement completed on March 23, 2006, the selling stockholders have not had any material relationship with us within the past three years.
          The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholders, including its ownership of the convertible notes, as of December 11, 2006, assuming conversion of all convertible notes held by the selling stockholders on that date, without regard to any limitations on conversions or exercise, but not including any additional shares of common stock which a selling stockholder would be entitled to receive if the convertible notes are converted into shares of our common stock (i) during a “registration default period” under the terms of a registration rights agreement among the holders of the convertible notes and us or (ii) as a “make-whole premium” if the convertible notes are converted into shares of our common stock upon the occurrence of a “fundamental change,” as provided in the indenture for the convertible notes.
          The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

          In accordance with the terms of the registration rights agreement, this prospectus generally covers the resale of at least that number of shares of common stock equal to the number of shares of common stock issuable upon conversion of the convertible notes, determined as if the outstanding convertible notes were converted in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the convertible notes may be adjusted pursuant to the terms of the convertible notes, the number of shares that will actually be issued may be more or less than the number of shares set forth in this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.
          Under the terms of the convertible notes, a selling stockholder may not convert the convertible notes, to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock immediately following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes to such selling stockholder or any of its affiliates which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
          Pursuant to the registration rights agreement, we have registered on behalf of the selling stockholders the offer and resale of 6,468,620 shares covered by this registration statement of which this prospectus forms a part. We have registered the offer and resale of shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholders as a gift or other non-sale related transfer after the date of this prospectus to resell the shares. The shares consist of 4,813,171 shares of common stock currently issued or issuable upon conversion of the convertible notes, plus (i) up to 144,395 shares potentially issuable to the selling stockholders if the convertible notes are converted into shares of our common stock during a registration default period in accordance with the terms of the registration rights agreement and (ii) up to 1,511,054 shares potentially issuable to the selling stockholders as a “make-whole premium” on convertible notes which are converted in connection with the occurrence of a “fundamental change” as required under the indenture for the convertible notes.
          For a more complete description of the convertible notes, please see the indenture dated December 23, 2005, which is Exhibit 4.6 to the registration statement of which this prospectus forms a part, and the summary description of the terms of the convertible notes included under Item 1.01 of our December 23, 2005 Current Report on Form 8-K.

		Maximum Number		Percentage
	Number of Shares	of Shares to be Sold	Number of Shares	Beneficially
	Beneficially Owned	Pursuant to	Beneficially Owned	Owned After
Selling Stockholder	Prior to Offering	this Prospectus (1)	After Offering (2)	Offering (2)
Portside Growth and Opportunity Fund (3)(4)	1,439,302	1,144,053	328,571	*

Highbridge International LLC (5)	1,978,182	1,276,060	739,289	1.94%

Kamunting Street Master Fund, Ltd. (6)	1,161,983	850,706	336,055	*

Citadel Equity Fund Ltd. (4)(7)	626,566	645,363	0	*

Shepherd Investments International, Ltd. (4)(8)	259,171	266,946	0	*

Capital Ventures International (4)(9)	460,484	305,081	164,289	*

HFR RVA Combined Master Trust (10)	45,336	14,902	30,868	*

Guggenheim Portfolio Company XXXI, LLC (11)	85,877	21,532	64,972	*

Whitebox Convertible Arbitrage Partners, L.P. (12)	834,335	251,046	590,601	1.54%

Any other selling stockholder or future transferee, pledgee, donee or successor of any holder	176,580	181,877	0	*

*	Less than 1%

(1)	Represents the maximum number of shares of common stock issuable to each selling stockholder upon conversion of the convertible notes at an initial conversion price of $17.556 per share, plus an additional three percent, which is equal to 144,395 shares in the aggregate potentially issuable to the selling stockholders if all of the convertible notes are converted into shares of our common stock during a registration default period under the registration rights agreement. The amounts shown in this column may include shares issuable upon conversion of notes sold prior to the date of this prospectus and do not include shares of common stock we may issue as a “make-whole premium” on convertible notes which are converted in connection with the occurrence of a “fundamental change” as required under the indenture for the convertible notes. The maximum number of shares that we may issue as a “make-whole premium” if all of the convertible notes are converted in connection with the occurrence of a fundamental change, at the initial conversion price of $17.56 per share, is 1,511,054 shares of our common stock. However, the actual number of shares of common stock that may ultimately be issued as a “make-whole premium” upon the occurrence of a fundamental change will vary depending on several factors, including the actual effective date of the fundamental change and the arithmetic average of the closing sale prices of a share of common stock over the five trading day period ending on the fifth trading day immediately preceding the effective date of the fundamental change.

(2)	Assumes that each selling stockholder sells all shares of common stock being registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any shares of our common stock, and each selling stockholder may decide to sell only a portion or none of its shares of our common stock that are registered under this registration statement.

(3)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(4)	This selling stockholder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling stockholder acquired its convertible notes in the ordinary course of business and, at the time of the purchase of the convertible notes, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the common stock. To the extent we become aware that such selling stockholder did not acquire its convertible notes in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate an “underwriter” within the meaning of the Securities Act of 1933.

(5)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and consequently has voting control and investment discretion over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(6)	Allan Teh is the managing member of Kamunting Street Management, LLC, which is the general partner of Kamunting Management, L.P., which is the investment manager of Kamunting Street Master Fund, Ltd.

(7)	Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. CLP, CIG and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund, Ltd.

(8)	Stark Offshore Management, LLC is the investment manager and exercises voting and investment control over the securities owned by Shepherd Investments International, Ltd. Michael A. Roth and Brian J. Stark are the managing members of Stark Offshore Management, LLC. Messrs. Roth and Stark each disclaims beneficial ownership of the securities held by Shepherd Investments International, Ltd.

(9)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any beneficial ownership of the shares held by CVI.

(10)	Does not include common stock beneficially held by Pandora Select Partners, LP (“PSP”), Whitebox Convertible Arbitrage Partners, L.P. (“WCAP”) or Guggenheim Portfolio Company XXXI, LLC (“XXXI”). Andrew Redleaf of Whitebox Advisors, LLC (“WA”), is the managing member of each of General Partners: (i) Pandora Select Advisors, LLC (“PSA”) and (ii) Whitebox Convertible Arbitrage Advisors, LLC (“WCAA”),

and has the power to direct the affairs of each of PSA and WCAA. PSA and WCAA manage accounts for the benefit of its respective clients PSP and WCAP. Additionally, WA has an investment management agreement with XXXI and HFR RVA Combined Master Fund (“HFR”). As a result of these relationships, Andrew Redleaf may be deemed to have indirect beneficial ownership of the shares of common stock beneficially owned by each of PSP, WCAP, XXXI and HFR.

(11)	Does not include common stock beneficially held by PSP, WCAP or HFR. Andrew Redleaf of WA, is the managing member of each of General Partners: (i) PSA and (ii) WCAA, and has the power to direct the affairs of each of PSA and WCAA. PSA and WCAA manage accounts for the benefit of its respective clients PSP and WCAP. Additionally, WA has an investment management agreement with XXXI and HFR. As a result of these relationships, Andrew Redleaf may be deemed to have indirect beneficial ownership of the shares of common stock beneficially owned by each of PSP, WCAP, XXXI and HFR.

(12)	Does not include common stock beneficially held by PSP, XXXI or HFR. Andrew Redleaf of WA, is the managing member of each of General Partners: (i) PSA and (ii) WCAA, and has the power to direct the affairs of each of PSA and WCAA. PSA and WCAA manage accounts for the benefit of its respective clients PSP and WCAP. Additionally, WA has an investment management agreement with XXXI and HFR. As a result of these relationships, Andrew Redleaf may be deemed to have indirect beneficial ownership of the shares of common stock beneficially owned by each of PSP, WCAP, XXXI and HFR.

MATERIAL U.S. FEDERAL AND PANAMANIAN
INCOME TAX CONSEQUENCES
          The following discussion under “—U.S. Federal Income Taxation of Willbros Group, Inc. and Its Subsidiaries,” “—U.S. Federal Income Tax Considerations Applicable to U.S. Holders” and “—U.S. Federal Income Tax Considerations Applicable to Non-U.S. Holders” summarizes the opinion of Sidley Austin LLP, our special United States tax counsel, as to certain material United States federal income tax consequences with respect to the acquisition, ownership and disposition of our common stock. The following discussion under “—Panamanian Tax” constitutes the opinion of Arias, Fabrega & Fabrega, our Panamanian counsel, as to certain material Panamanian income tax consequences applicable to us and a holder of our common stock. We have filed these opinions with the Securities and Exchange Commission as exhibits to the registration statement related to this prospectus. See “Where You Can Find More Information.”
          The following discussion is based upon the tax laws of the United States and Panama as in effect on the date of this prospectus. This discussion does not take into account U.S. state or local tax laws, or tax laws of jurisdictions outside the United States and Panama. This discussion is not tax advice nor does it purport to be a complete analysis or listing of all the potential tax consequences of holding our common stock, nor does it purport to furnish information in the level of detail or with attention to your specific tax circumstances that would be provided by your own tax advisor. Accordingly, if you are considering purchasing our common stock, we suggest that you consult with your own tax advisors as to the United States, Panamanian or other state, local or foreign tax consequences to you of the acquisition, ownership and disposition of our common stock.
          Sidley Austin LLP, our special United States tax counsel, is opining on certain United States federal income tax issues in connection with this offering. Sidley Austin LLP has advised us that its opinion is not binding on the Internal Revenue Service (“IRS”) or on any court and that no assurance can be given that the IRS will not challenge any of the conclusions in such opinion or that such a challenge would not be successful. Such opinion of Sidley Austin LLP relies upon and is premised on the accuracy of factual statements and representations by us concerning our business and properties, ownership, organization, sources of income and manner of operation.
          The statements made herein with respect to U.S. federal income tax are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (final, temporary and proposed), IRS rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, owning or disposing of our common stock.
          We have previously disclosed that we are considering forming a new Delaware corporation to be our new public parent in order to better reflect the current and anticipated future composition of our business. The discussion below does not address any tax consequences that may occur as a result of that possible restructuring.
U.S. Federal Income Taxation of Willbros Group, Inc. and Its Subsidiaries
          A foreign corporation that is engaged in the conduct of a trade or business in the United States is taxable at graduated rates on its income that is “effectively connected” with such trade or business. For this purpose, “effectively connected income” includes U.S.-source income other than certain types of passive income and capital gains, and, if the taxpayer has an office or other fixed place of business in the United States, certain foreign-source dividends, interest, rents, royalties and income from the sale of property. The activities of Willbros Group, Inc. and its non-U.S. subsidiaries are carried out in a manner that is intended to prevent each of such corporations from being engaged in the conduct of a trade or business in the United States. Based on representations made by us and on the assumption that the operations of Willbros Group, Inc. and its foreign subsidiaries continue to be conducted in the manner they are presently conducted, Sidley Austin LLP is of the opinion that, with exceptions not likely to be material, the income currently earned by Willbros Group, Inc. and its non-U.S. subsidiaries should not be treated as effectively connected income subject to U.S. federal income tax even if such corporations were determined to be engaged in the conduct of a trade or business in the United States. However, if any material amount of income earned, currently or historically, by Willbros Group, Inc. or its non-U.S. subsidiaries from operations outside the United States constituted income effectively connected with a United States trade or business, and as a result became taxable in the United States, our consolidated operating results could be materially and adversely affected.
          Our U.S. subsidiaries will be subject to U.S. federal income tax on their worldwide income regardless of its source, subject to reduction by allowable foreign tax credits. Moreover, it should be noted that in the event that any of the United States subsidiaries of Willbros Group, Inc. performs services for Willbros Group, Inc. or its non-U.S. subsidiaries at rates that are not commensurate with the standard rates that would be charged to an unrelated party at arm’s length for similar services, the IRS would be able, pursuant to Section 482 of the Code, to allocate additional income to such U.S. subsidiaries to reflect arm’s-length charges for such services.
          Distributions by our U.S. subsidiaries to us or to our non-U.S. subsidiaries may be subject to U.S. withholding tax.
          There is no income tax treaty between Panama and the United States.
U.S. Federal Income Tax Considerations Applicable to U.S. Holders
          The following is a summary of certain material U.S. federal income tax considerations generally applicable to a U.S. holder who acquires our common stock. As used in this summary of U.S. federal income tax considerations, the term “U.S. holder” means a beneficial holder of common stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, or an entity treated as a corporation, formed under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) in general, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” have the authority to control all substantial decisions of the trust.
          This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of U.S. holders, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell common stock under the constructive sale provisions of the Code) may be subject to special rules. This summary also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to U.S. holders of the common stock. In addition, this discussion is limited to persons who will hold the common stock as “capital assets” (generally, for investment).
          All prospective purchasers of the common stock are advised to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the common stock in their particular situations.
          This summary does not consider the U.S. federal income tax consequences of the holding or the disposition of the common stock by a partnership. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entity is a beneficial owner of the common stock, the U.S. federal income tax treatment of a partner or other owner of a pass-through entity generally will depend upon the status of the partner or other owner and the activities of the partnership or other pass-through entity. A holder of the common stock that is a partnership or other pass-through entity, and its partners or owners, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of shares of common stock.
      Sale, Exchange, Redemption or Other Disposition of Common Stock
          Subject to the passive foreign investment company (“PFIC”) rules discussed below, gain or loss, if any, realized by a U.S. holder on the sale, exchange, redemption or other disposition of a share of common stock will generally be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the share and the amount realized on the disposition. A U.S. holder’s adjusted tax basis in a share generally will equal the amount paid by the holder for the share.
          Gain or loss realized on the sale, exchange, redemption or other disposition of a share of common stock generally will be long-term capital gain or loss if at the time of the disposition the share has been held for more than one year. For non-corporate taxpayers, including individuals, net long-term capital gains generally are taxed at a lower rate than ordinary income (generally 15% for most long-term gains recognized in taxable years beginning on or before December 31, 2010). The deductibility of capital losses may be subject to limitation. Any gain or loss realized by a U.S. holder on the sale of a share of common stock will generally constitute U.S. source gain or loss for foreign tax credit purposes.

      Distributions on Common Stock
          Subject to the PFIC rules discussed below, the gross amount of any distribution by us with respect to shares of common stock generally will be included in the gross income of a U.S. holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. However, provided that we are not a PFIC, such dividends should be “qualified dividend income,” which, if received by a U.S. holder that is a non-corporate taxpayer, including an individual, in taxable years beginning on or before December 31, 2010, is subject to tax at the rates applicable to net long-term capital gain, discussed above. Qualified dividend income does not include dividends received on shares of common stock with respect to which the U.S. holder has not met a minimum holding-period requirement or to the extent the U.S. holder is obligated to make related payments with respect to substantially similar or related property (e.g., in a short sale of such shares).
          To the extent that the amount of any distribution exceeds our accumulated earnings and profits and our earnings and profits for the current taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the shares of common stock and, to the extent that such distribution exceeds the U.S. holder’s adjusted tax basis in the shares, will be taxed as a capital gain from the sale or exchange of the shares.
          If we are not a “United States-owned foreign corporation” as defined below, dividends we pay on the common stock will generally be treated for U.S. foreign tax credit purposes as foreign source income. If, and for so long as, we are a United States-owned foreign corporation, dividends we pay on the common stock may, subject to certain exceptions, instead be treated for U.S. foreign tax credit purposes as partly foreign-source income and partly U.S.-source income, in proportion to our earnings and profits allocable to foreign and U.S. sources, respectively. We will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our stock is held, directly or indirectly, by U.S. persons. No assurance can be given as to whether we will be treated as a United States-owned foreign corporation. Except in the case of financial institutions, dividends on our common stock will generally be treated as passive category income for purposes of Section 904 of the Code, which limits the extent to which foreign tax credits may be utilized.
      Controlled Foreign Corporation Rules
          Under the Code, a foreign corporation will be a controlled foreign corporation (“CFC”) if “United States shareholders” own, on any day during the corporation’s taxable year, more than 50% of either the total combined voting power of all classes of stock entitled to vote or the total value of such corporation’s stock. A “United States shareholder” is a U.S. person who owns (after applying certain attribution rules) 10% or more of the total combined voting power of all classes of stock entitled to vote. If Willbros Group, Inc. or any of its non-U.S. subsidiaries were to become a CFC, then each person who is a United States shareholder of Willbros Group, Inc. would be subject to federal income taxation on such person’s share of certain types of income earned by such corporation. Upon disposition of a CFC’s stock by a United States shareholder, a portion of the gain realized may be recharacterized as dividend income to the extent of such United States shareholder’s share of the previously untaxed earnings and profits accumulated during such United States shareholder’s holding period of such CFC stock. The articles of incorporation of Willbros Group, Inc. contain restrictions designed to prevent it from becoming a CFC. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Articles of Incorporation and By-laws” above. Based on representations made by the management of Willbros Group, Inc. regarding the nature of the ownership of our common stock (including the representation that, based on the information available to us, we believe that there is no U.S. person who (after applying the relevant attribution rules) owns 10% or more of the voting power of our common stock), Sidley Austin LLP is of the opinion that Willbros Group, Inc. and its non-U.S. subsidiaries are not CFCs. (The references in this paragraph to non-U.S. subsidiaries of Willbros Group, Inc. do not include foreign subsidiaries of a U.S. subsidiary of ours, which foreign subsidiaries are CFCs because they have a U.S. parent corporation. Certain types of income realized by such foreign subsidiaries will be taxable to that U.S. subsidiary).
     Passive Foreign Investment Company Rules
          If we were to be treated as a PFIC, U.S. holders of the common stock could be subject to higher U.S. federal income taxes on certain distributions, and on any gain recognized on the disposition of the common stock, than otherwise would apply. A non-U.S. corporation will be classified as a PFIC if 75% or more of its gross income for the taxable year is passive income or if the value of the assets it holds during the taxable year that produce passive income (or are held for the production of passive income) is at least 50% of the total value of its assets, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such corporation. Based on representations made by the management of Willbros Group, Inc. regarding the nature of the income and assets of Willbros Group, Inc. and its subsidiaries, Sidley Austin LLP is of the opinion that Willbros Group, Inc. is not a PFIC. However, because the PFIC determination will be made annually on the basis of our income and assets, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences to them if we were treated as a PFIC.
     Information Reporting and Backup Withholding
          The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax (currently at the rate of 28%) from payments subject to information reporting if the recipient fails to provide his or her taxpayer identification number to the payor, furnishes an incorrect identification number or repeatedly fails to report interest or dividends on his or her U.S. federal income tax returns. The information reporting and backup withholding rules do not apply to payments to corporations, tax-exempt organizations and other exempt recipients.
          Payments of dividends or proceeds of the sale or other disposition of common stock to a U.S. holder that is not an exempt recipient will be subject to information reporting and backup withholding will apply unless the holder provides us or our paying agent with a correct taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding.
          Any amounts withheld from a payment to a U.S. holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.
U.S. Federal Income Tax Considerations Applicable to Non-U.S. Holders
          As used herein, the term “non-U.S. holder” means a beneficial owner of our common stock that is not a U.S. holder (which term is defined under “—U.S. Federal Income Tax Considerations Applicable to U.S. Holders” above).
          Assuming that Willbros Group, Inc. is not at any time engaged in a U.S. trade or business, dividends on our common stock generally should not be subject to U.S. federal income tax in the hands of a non-U.S. holder. Gain from the sale, exchange or redemption of our common stock generally should not be subject to U.S. federal income tax in the hands of a non-U.S. holder.
          If a non-U.S. holder holds our common stock in connection with a U.S. trade or business carried on by such non-U.S. holder (and, if an applicable tax treaty applies, a U.S. permanent establishment is maintained by such non-U.S. holder), or if such non-U.S. holder is an individual who was present in the United States for 183 days or more during a taxable year in which gain from the sale or other disposition of our common stock is realized, then such non-U.S. holder may be subject to U.S. federal income tax on its dividend income or its gain with respect to our common stock, depending on such non-U.S. holder’s particular circumstances.
          Payments of dividends on our common stock which are made to non-U.S. holders and their proceeds from the disposition of our common stock generally will not be subject to information reporting or backup withholding if certain certification and identification procedures are met or an exemption otherwise applies.
Panamanian Tax
          The following discussion of Panamanian tax matters is based upon the tax laws of Panama and regulations thereunder in effect as of the date of this prospectus, and is subject to any subsequent change in Panamanian laws and regulations which may come into effect after such date. The material Panamanian tax consequences of ownership of the shares of our common stock are as follows.

      General
          Panama’s income tax is exclusively territorial. Only income actually derived from sources within Panama is subject to taxation. Income derived by Panama corporations, foreign corporations or individuals from off-shore operations is not taxable. The territorial principle of taxation has been in force throughout the history of the country and is supported by legislation, administrative regulations and court decisions. We have not been in the past and do not in the future expect to be subject to income taxes in Panama because all of our income has arisen from activities conducted entirely outside Panama. This is the case even though we maintain our registered office in Panama.
     Taxation of Distributions and Capital Gains
          There will be no Panamanian taxes on distribution of dividends or capital gains realized by an individual or corporation, regardless of its nationality or residency, from the sale or other disposition of shares of common stock, so long as our assets are held, and our activities are conducted, entirely outside of Panama.

PLAN OF DISTRIBUTION
          We are registering the shares of common stock issuable upon conversion of the convertible notes to permit the resale of these shares of common stock by the holders of the convertible notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
          The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	pursuant to block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	which constitute an exchange distribution in accordance with the rules of the applicable exchange;

•	which are privately negotiated;

•	involving short sales;

•	in which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	which include a combination of any such methods of sale; and

•	which are effectuated through any other method permitted pursuant to applicable law.
          If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.
          The selling stockholders may pledge or grant a security interest in some or all of the convertible notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

          The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
          Each selling stockholder who is an affiliate of a broker-dealer has confirmed that it purchased the convertible notes in the ordinary course of business and, at the time of purchase, had no agreement or understanding, directly or indirectly with any person to distribute the common stock.
          Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
          There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
          The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
          We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $140,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.
          Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS
          The validity of the shares of common stock issuable upon the conversion of the convertible notes has been passed upon for us by Arias, Fabrega & Fabrega, Panama City, Panama. Certain United States federal income tax matters have been passed upon for us by our special United States tax counsel, Sidley Austin LLP, Los Angeles, California.
EXPERTS
          Our consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, and for each of the years in the two-year period ended December 31, 2006, and the effects of the adjustments to the 2004 consolidated financial statements to retrospectively apply the change as discussed in Note 2 and the change in reportable operating segments as described in Note 12, incorporated by reference from our Current Report on Form 8-K filed on October 16, 2007, and our financial statement schedule as of December 31, 2006 and for each of the years in the two-year period then ended, incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of GLO CPAs, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Our consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the year ended December 31, 2004, before the effects of the adjustment to retrospectively apply the change in accounting discussed in Note 2 and the change in reportable operating segments as described in Note 12, incorporated by reference from our Current Report on Form 8-K filed on October 16, 2007, and our financial statement schedule as of December 31, 2004 and for the year then ended, incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP (“KPMG”), independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
          The audited consolidated financial statements of InServ for the years ended December 31, 2006, 2005 and 2004 included in our Current Report on Form 8-K dated November 2, 2007, which is incorporated herein by reference, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.
          We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in its successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on our financial statements for the year ended December 31, 2004, and the related financial statement schedule, incorporated by reference herein and in this registration statement.
WHERE YOU CAN FIND MORE INFORMATION
          This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.
          We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. We incorporate by reference the documents listed below that we previously filed with the SEC (SEC File No. 1-11953) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

•	Our Current Reports on Form 8-K filed on January 8, 2007, January 16, 2007, February 8, 2007, March 7, 2007, May 17, 2007, May 24, 2007, May 30, 2007, June 8, 2007, August 16, 2007, August 21, 2007, September 14, 2007, October 16, 2007, November 2, 2007, November 5, 2007, November 14, 2007, November 20, 2007, November 27, 2007 and December 3, 2007;

•	The description of our common stock contained in our registration statement on Form 8-A, dated July 19, 1996, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description; and

•	The description of our preferred stock purchase rights contained in our registration statement on Form 8-A, dated April 9, 1999, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.
          These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You can access these documents on our website at http://www.willbros.com or you may request a copy of these filings and the registration rights agreement at no cost, by writing or telephoning us at the following address:
Willbros USA, Inc.
4400 Post Oak Parkway
Suite 1000
Houston, TX 77027
Attention: Investor Relations
(713) 403-8000
          Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.
          The reports, proxy statements and other information we file with the SEC can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10002. For more information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.
ENFORCEABILITY OF CIVIL LIABILITIES
UNDER THE FEDERAL SECURITIES LAWS
          We are a corporation organized under the laws of the Republic of Panama. In addition, one of our directors, Gerald J. Maier, is a resident of Canada, and our counsel, Arias, Fabrega & Fabrega, who issued an opinion for us regarding the validity of the shares of common stock offered hereby and certain Panamanian income tax matters, is a law firm located in Panama City, Panama. Accordingly, it may not be possible to effect service of process on such parties in the United States and to enforce judgments against them predicated on the civil liability provisions of the federal securities laws of the United States. Because a substantial amount of our assets are located outside the United States, any judgment obtained in the United States against us may not be fully collectible in the United States. We have been advised by Arias, Fabrega & Fabrega that courts in the Republic of Panama will enforce foreign judgments for liquidated amounts in civil matters, subject to certain conditions and exceptions. However, courts in the Republic of Panama will not enforce in original actions liabilities predicated solely on the United States federal securities laws. Our agent for service of process in the United States with respect to matters arising under the US federal securities laws is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
          All amounts, which are payable by the Registrant, are estimates, except the SEC registration fee. Most of these expenses were paid in connection with previous filings of this registration statement.

SEC registration fee	$12,244
Legal fees and expenses	75,000
Accounting fees and expenses	45,000
Miscellaneous	7,756

Total	$140,000

Item 15. Indemnification of Directors and Officers.
          Article 64 of the General Corporation Law of Panama (the “PGCL”) provides that directors shall be liable to creditors of the Registrant for authorizing a dividend or distribution of assets with knowledge that such payments impair the Registrant’s capital or for making a false report or statement in any material respect. In addition, Article 444 of the Panama Code of Commerce (“Article 444”) provides that directors are not personally liable for the Registrant’s obligations, except for liability to the Registrant and third parties for the effectiveness of the payments to the Registrant made by stockholders, the existence of dividends declared, the good management of the accounting, and in general, for execution or deficient performance of their mandate or the violation of laws, the Articles of Incorporation, the By-laws or resolutions of the stockholders. Article 444 provides that the liability of directors may only be claimed pursuant to a resolution of the stockholders.
          The PGCL does not address the issue as to whether or not a corporation may eliminate or limit a director’s, officer’s or agent’s liability to the corporation. Nevertheless, Arias, Fabrega & Fabrega, Panamanian counsel to the Registrant, has advised the Registrant that, as between the Registrant and its directors, officers and agents, such liability may be released under general contract principles, to the extent that a director, officer or agent, in the performance of his duties to the corporation, has not acted with gross negligence or malfeasance. This release may be included in the Articles of Incorporation or By-laws of the Registrant or in a contract entered into between the Registrant and the director, officer or agent. While such a release may not be binding with respect to a third person or stockholder claiming liability under Article 444, in order to claim such liability, a resolution of the stockholders would be necessary, which the Registrant believes would be difficult to secure in the case of a publicly held company.
          The PGCL does not address the extent to which a corporation may indemnify a director, officer or agent. However, the Registrant’s Panamanian counsel has advised the Registrant that, under general agency principles, an agent, which would include directors and officers, may be indemnified against liability to third persons, except for a claim based on Article 64 of the PGCL or for losses due to gross negligence or malfeasance in the performance of such agent’s duties. The Registrant’s Restated Articles of Incorporation release directors from personal liability to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director and authorize the Registrant’s board of directors to adopt By-laws or resolutions to this effect or to cause the Registrant to enter into contracts providing for limitation of liability and for indemnification of directors, officers, and agents. The Registrant’s Restated By-laws provide for indemnification of directors and officers of the Registrant to the fullest extent permitted by, and in the manner permissible under, the laws of the Republic of Panama. The Registrant has also entered into specific agreements with its directors and officers providing for indemnification of such persons under certain circumstances. The Registrant carries directors’ and officers’ liability insurance to insure its officers and directors against liability for certain errors and omissions and to defray costs of a suit or proceeding against an officer or director. The Registrant also carries directors’ and officers’ liability insurance which insures its officers and directors against liabilities they may incur in connection with the registration, offering or sale of the securities covered by this Registration Statement.
          The preceding discussion is subject to the Registrant’s Restated Articles of Incorporation and Restated By-laws and the provisions of Article 64 of the PGCL and Article 444 as applicable. It is not intended to be exhaustive and is qualified in its entirety by the Registrant’s Restated Articles of Incorporation, the Registrant’s Restated By-laws and Article 64 of the PGCL and Article 444.

Item 16. Exhibits and Financial Statement Schedules.
          The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated by reference herein.

Exhibit
Number	Description
4.1	Amended and Restated Articles of Incorporation of the Registrant (previously filed as Exhibit 3.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2006, and incorporated by reference herein).

4.2	Restated By-laws of the Registrant (previously filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-5413 (the “S-1 Registration Statement”), and incorporated by reference herein).

4.3	Form of Stock Certificate for Common Stock, par value $0.05 per share (previously filed as Exhibit 4 to the S-1 Registration Statement, and incorporated by reference herein).

4.4	Indenture (including form of note) dated March 12, 2004 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the 2.75% Convertible Senior Notes due 2024 (previously filed as Exhibit 10.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, and incorporated by reference herein).

4.5	First Supplemental Indenture, dated September 22, 2005, between the Registrant and JPMorgan Chase Bank, N.A., successor to JPMorgan Chase Bank, as trustee, to the Indenture, dated March 12, 2004, (previously filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated September 22, 2005 filed September 28, 2005, and incorporated by reference herein).

4.6	Indenture (including form of note) dated December 23, 2005 among the Registrant, Willbros USA, Inc., as guarantor and The Bank of New York, as trustee, relating to the 6.5% Senior Convertible Notes due 2012 (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

4.7	First Supplemental Indenture, dated November 2, 2007, among the Registrant, Willbros USA, Inc., as guarantor, and The Bank of New York, as trustee, to the Indenture, dated December 23, 2005, (previously filed as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K dated November 2, 2007 filed November 5, 2007, and incorporated by reference herein).

4.8	Purchase Agreement dated December 22, 2005 among the Registrant, Willbros USA, Inc. and the purchasers listed on Schedule I thereto (the “Purchasers”), (previously filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

4.9	Registration Rights Agreement dated December 23, 2005 among the Registrant and the Purchasers (previously filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

4.10	Rights Agreement dated April 1, 1999 between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (previously filed as an exhibit to the Registrant’s Registration Statement on Form 8-A, dated April 9, 1999, and incorporated by reference herein).

4.11	Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant (previously filed as Exhibit 3 to the Registrant’s Report on Form 10-Q for the quarter ended March 31, 1999, and incorporated by reference herein).

4.12	Form of Warrant dated October 27, 2006 (previously filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

5*	Opinion of Arias, Fabrega & Fabrega, regarding the legality of the securities.

8.1*	Opinion of Sidley Austin LLP regarding U.S. tax matters.

8.2*	Opinion of Arias, Fabrega & Fabrega regarding Panamanian tax matters (included in Exhibit 5).

23.1**	Consent of GLO CPAs, LLP.

Exhibit
Number	Description
23.2**	Consent of KPMG LLP.

23.3**	Consent of Grant Thornton LLP.

23.4*	Consent of Arias, Fabrega & Fabrega (included in Exhibit 5).

23.5*	Consent of Sidley Austin LLP (included in Exhibit 8.1).

24**	Power of Attorney (included on the signature page to this Post-Effective Amendment).

*	Previously filed with this registration statement.

**	Included herewith

Item 17. Undertakings.
          (a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this effective Registration Statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (b) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
          (i) The undersigned registrant hereby undertakes that:
     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 12th day of December 2007.

WILLBROS GROUP, INC.
By:	/s/ Robert R. Harl
Robert R. Harl
Chief Executive Officer, President and Chief Operating Officer

          Each of the undersigned officers and directors of Willbros Group, Inc., a Republic of Panama corporation, whose signature appears below hereby constitutes and appoints Robert R. Harl, Van A. Welch and John T. Dalton, and each of them, as his or her true and lawful attorneys-in-fact and agents, severally, with full power of substitution and resubstitution, in his or her name and on his or her behalf, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ John T. McNabb, II John T. McNabb, II	Chairman of the Board and Director	December 12, 2007

/s/ Robert R. Harl Robert R. Harl	Director, Chief Executive Officer, President and Chief Operating Officer (Principal Executive Officer and Authorized Representative in the United States)	December 12, 2007

/s/ Van A. Welch Van A. Welch	Chief Financial Officer and Senior Vice President (Principal Financial Officer and Principal Accounting Officer)	December 12, 2007

/s/ Michael J. Bayer Michael J. Bayer	Director	December 12, 2007

/s/ Arlo B. DeKraai Arlo B. DeKraai	Director	December 12, 2007

/s/ S. Fred Isaacs S. Fred Isaacs	Director	December 12, 2007

/s/ Gerald J. Maier Gerald J. Maier	Director	December 12, 2007

Signature	Title	Date

/s/ Robert L. Sluder Robert L. Sluder	Director	December 12, 2007

/s/ James B. Taylor, Jr. James B. Taylor, Jr.	Director	December 12, 2007

/s/ S. Miller Williams S. Miller Williams	Director	December 12, 2007

INDEX TO EXHIBITS

Exhibit
Number	Description
4.1	Amended and Restated Articles of Incorporation of the Registrant (previously filed as Exhibit 3.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2006, and incorporated by reference herein).

4.2	Restated By-laws of the Registrant (previously filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-5413 (the “S-1 Registration Statement”), and incorporated by reference herein).

4.3	Form of Stock Certificate for Common Stock, par value $0.05 per share (previously filed as Exhibit 4 to the S-1 Registration Statement, and incorporated by reference herein).

4.4	Indenture (including form of note) dated March 12, 2004 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the 2.75% Convertible Senior Notes due 2024 (previously filed as Exhibit 10.2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, and incorporated by reference herein).

4.5	First Supplemental Indenture, dated September 22, 2005, between the Registrant and JPMorgan Chase Bank, N.A., successor to JPMorgan Chase Bank, as trustee, to the Indenture, dated March 12, 2004, (previously filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated September 22, 2005 filed September 28, 2005, and incorporated by reference herein).

4.6	Indenture (including form of note) dated December 23, 2005 among the Registrant, Willbros USA, Inc., as guarantor and The Bank of New York, as trustee, relating to the 6.5% Senior Convertible Notes due 2012 (previously filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

4.7	First Supplemental Indenture, dated November 2, 2007, among the Registrant, Willbros USA, Inc., as guarantor, and The Bank of New York, as trustee, to the Indenture, dated December 23, 2005, (previously filed as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K dated November 2, 2007 filed November 5, 2007, and incorporated by reference herein).

4.8	Purchase Agreement dated December 22, 2005 among the Registrant, Willbros USA, Inc. and the purchasers listed on Schedule I thereto (the “Purchasers”), (previously filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

4.9	Registration Rights Agreement dated December 23, 2005 among the Registrant and the Purchasers (previously filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on December 23, 2005, and incorporated by reference herein).

4.10	Rights Agreement dated April 1, 1999 between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (previously filed as an exhibit to the Registrant’s Registration Statement on Form 8-A, dated April 9, 1999, and incorporated by reference herein).

4.11	Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant (previously filed as Exhibit 3 to the Registrant’s Report on Form 10-Q for the quarter ended March 31, 1999, and incorporated by reference herein).

4.12	Form of Warrant dated October 27, 2006 (previously filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on October 27, 2006, and incorporated by reference herein).

5*	Opinion of Arias, Fabrega & Fabrega, regarding the legality of the securities.

8.1*	Opinion of Sidley Austin LLP regarding U.S. tax matters.

8.2*	Opinion of Arias, Fabrega & Fabrega regarding Panamanian tax matters (included in Exhibit 5).

23.1**	Consent of GLO CPAs, LLP.

23.2**	Consent of KPMG LLP.

23.3**	Consent of Grant Thornton LLP.

23.4*	Consent of Arias, Fabrega & Fabrega (included in Exhibit 5).

Exhibit
Number	Description
23.5*	Consent of Sidley Austin LLP (included in Exhibit 8.1).

24**	Power of Attorney (included on the signature page to this Post-Effective Amendment).

*	Previously filed with this registration statement.

**	Included herewith